N E W S   R E L E A S E

TALISMAN ENERGY INC.

CONFERENCE CALL

CALGARY, Alberta – February 26, 2003 – Talisman Energy Inc. has scheduled a telephone conference call for investors and analysts on Wednesday March 5, 2003 at 9:30 a.m. MST (11:30 a.m. EST) to discuss Talisman’s year end  results.  Participants will include Dr. Jim Buckee, President and Chief Executive Officer and members of senior management.  Talisman expects to release its year end results, after approval by the Company’s Board of Directors, during the afternoon of Tuesday, March 4, 2003.

To participate in the conference, please contact the Talisman Energy Conference Operator at 9:20 a.m. (MST), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:

1-800-814-3911 (North America)

or

1-416-640-1907 (Local Toronto & International)

A replay of the conference will be available at approximately 12:30 p.m. (MST) on  Wednesday March 5, 2003 until 9:59 p.m. Wednesday March 19, 2003.  If you wish to access this replay, please call:

1-877-289-8525 (North America)  passcode  236305#

or

1-416-640-1917 (Local Toronto & International) passcode  236305#

Talisman Energy Inc. is a large independent oil and gas producer, with operations in Canada and, through its respective subsidiaries, the North Sea, Sudan, Indonesia, Malaysia, Vietnam, Algeria and the United States. The Company’s subsidiaries also conduct business in Trinidad, Colombia and Qatar. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &

  Corporate Communications

Phone:

403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

03/2003

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~